Exhibit 99(a)(1)(viii)

To Participants in the Old Second Bancorp, Inc.
Employees’ 401(k) Savings Plan & Trust:

As you may be aware, Old Second Bancorp, Inc. has announced a tender offer to purchase for cash up to 833,333 shares of its common stock, $1.00 par value, for $30.00 per share. If you own shares of Old Second Bancorp, Inc. common stock in the Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan & Trust (the “Plan”), then you are entitled to participate in the tender offer.

Enclosed for your consideration are the following documents:

1.                A letter from Bill Skoglund regarding the tender offer and a Question and Answer guide

2.                The Offer to Purchase, dated April 17, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal in connection with the tender offer

3.                Instruction sheet indicating how many shares, if any, you would like to instruct us, as the administrator of the Plan, to tender on your behalf

4.                A Tender Offer Cash Reinvestment Form indicating how you would like the proceeds from any shares you tender to be reinvested in the Plan

5.                A return envelope for you to use to transmit your instructions to us if you are instructing us to tender your shares on your behalf

In order to participate in the tender offer, you must complete the instruction form (the purple sheet) and the Tender Offer Cash Reinvestment Form (the green sheet) and return them to us in the enclosed return envelope. YOU CANNOT PARTICIPATE IN THE TENDER OFFER THROUGH THE HPL&S WEBSITE. A tender of your shares can only be made by us pursuant to your instructions, as we are the holder of record of shares held for your account. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender shares held by us for your account. If you own other shares of common stock outside of the Plan, then you must follow the directions appropriate with the manner in which you hold your shares. Please contact Robin Hodgson at (630) 906-5480 if you have any questions in this regard.

Neither the trustee nor the administrator of the Plan makes any recommendation as to whether or not you should participate in the tender offer. Prior to making a decision as to whether to tender your shares, we urge you to review the enclosed Offer to Purchase and Letter of Transmittal. There may also be tax consequences if you participate and you may wish to consult a tax advisor. If you decide to participate in the tender offer, please forward your instructions to us in ample time to permit us to submit a tender on your behalf prior to the expiration of the offer, which is currently scheduled to be May 15, 2007.

If you do not wish to participate in the tender offer, then you do not need to do anything. Please do not hesitate to contact Bob DiCosola at (630) 906-5546 or Stewart Beach at (630) 906-5478 if you have any questions.